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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-68107

FACING PAGE MAR 01 2017

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder Washington DC 415

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xzerta Trading LLC DBA HCFP/Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lauren A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xzerta Trading LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEPHEN C MURPHY
Notary Public - State of New York
NO. 01MU6349122
Qualified in Westchester County
My Commission Expires Oct 11. 2020

2/24/2017

Notary Public

Signature 2-24-17

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

XZERTA TRADING, LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

XZERTA TRADING, LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2016

Table of Contents

	Page
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
Xzerta Trading, LLC

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Xzerta Trading, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 27, 2017

XZERTA TRADING, LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash and cash equivalents	$ 129,224
Other assets	3,254
Total assets	$ 132,478
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 581
Member's equity	131,897
Total liabilities and Member's equity	$ 132,478

See accompanying notes to statement of financial condition.

XZERTA TRADING, LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings, LLC)
Notes to Statement of Financial Condition
December 31, 2016

(1) Organization

Xzerta Trading, LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company was formed on December 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement, with Xzerta Holdings, LLC ("Xzerta Holdings") and Auriga Special Holdings, LLC ("ASH"). Pursuant to the Agreements, all outstanding LLC interests in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings. On December 23, 2016, pursuant to agreements, HCFP/Capital Markets Holdings LLC (the "Parent"), acquired all outstanding LLC interests in the Company.

In 2017, the Company changed its name to HCFP/Capital Markets LLC.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

(b) Fair Value of Financial Instruments

The recorded amounts of the Company's cash and cash equivalents, other assets and accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

(c) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(d) Income Taxes

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2016.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2016, the Company has no material unrecognized tax benefits.

(3) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2016, the Company had net capital of $128,643, which was $28,643 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.005 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(4) Related Party Transactions

Related party transactions consist of the following:

Affiliates	Balance as of December 31, 2015	Incurred Due to Affiliates in 2016	Paid Due to Affiliates 2016	Balance as of December 31, 2016
Former affiliates	-	25,062	25,062	-
HCFP/BD Holdings LLC (1)	-	2,049	2,049	-
Total	$ -	$ 27,111	$ 27,111	$ -

(1) Affiliate of Parent

(a) *Transactions with former affiliates*

For the year ended December 31, 2016, prior to the new owners taking ownership on December 23, 2016, the Company had agreements with certain affiliates of the former owners. The Company had entered into a Services and Expense Agreement with Xzerta, LLC, a Delaware limited liability company. Xzerta, LLC, an affiliate of former members of Xzerta Holdings, provides services including, but not limited to, administrative staff, back office, regulatory management and accounting support. The Company leased office space from ASH a New York limited liability company per the space sharing agreement entered into on January 17, 2012 with an effective date of June 6, 2011. At December 31, 2016, the Company did not have a balance due for services rendered.

(b) Transactions with HCFP/BD Holdings LLC

The Company entered into an expense sharing agreement with HCFP/BD Holdings LLC on December 23, 2016 to provide services including, but not limited to, staff, office and technology. At December 31, 2016, the Company did not have a balance due for services rendered.

(c) Transactions with Parents

The Company received capital contributions in cash totaling $41,000 and $8,000 at various dates during the year ending December 31, 2016 from its former member and current member, respectively. The Company received a non-cash capital contribution of $2,049 on December 31, 2016.

(5) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.